UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission file number: 001-40580

Sentage Holdings Inc.

501, Platinum Tower, 233 Taicang Rd., Huangpu,

Shanghai City, the PRC

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sentage Holdings Inc.

Date: December 22, 2023	By:	/s/ Qiaoling Lu
Qiaoling Lu
Chief Executive Officer

EXHIBIT INDEX

Number	Description of Exhibit

99.1	Press Release

2